                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 4)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE d-2(a)

                               EMCOR GROUP, INC.
                               ----------------
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.01
                         ----------------------------
                        (Title of Class of Securities)


                                   29084Q100
                                   ---------
                                (CUSIP Number)

                         BAY HARBOUR MANAGEMENT, L.C.
                         TOWER INVESTMENT GROUP, INC.
                              STEVEN A. VAN DYKE
                 777 South Harbour Island Boulevard, Suite 270
                             Tampa, Florida 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                               885 Third Avenue
                                 34th Floor
                           New York, New York 10022
                                (212) 371-2211
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 25, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                             (Page 1 of 18 Pages)

---------------------                                   ----------------------
CUSIP No. 29084Q100                 13D                   Page 2 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Steven A. Van Dyke

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO,PF

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 -30,600-
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER               1,391,367
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            -30,600-

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER          1,391,367

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,421,967
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.6%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              IN, HC

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                  13D                   Page 3 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Douglas P. Teitelbaum

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 -0-
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER               1,391,367
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            -0-

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER          1,391,367

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,391,367
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              IN, HC

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                      13D               Page 4 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                    Tower Investment Group, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 -0-
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER               1,391,367
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            -0-

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER          1,391,367

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,391,367
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              HC

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                 13D                   Page 5 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 289,678
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER              1,101,689
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            289,678

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER          1,101,689

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,391,367
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              IA

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                 13D                   Page 6 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                    Bay Harbour Investments, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 -0-
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER               375,979
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            -0-

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER          375,979

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      375,979
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              CO

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                 13D                   Page 7 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Bay Harbour 90-1, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 355,150
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER                 -0-
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            355,150

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER            -0-

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      355,150
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              PN

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                  13D                  Page 8 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Trophy Hunter Investments,
                                                   Ltd.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 350,822
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER                 -0-
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            350,822

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER            -0-

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      350,822
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              PN

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                 13D                   Page 9 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Bay Harbour Partners, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 374,888
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER                 -0-
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            374,888

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER            -0-

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      374,888
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              CO

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                 13D                   Page 10 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Bay Harbour 98-1, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 20,829
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER                -0-
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            20,829

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER           -0-

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,829
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              CO

------------------------------------------------------------------------------

---------------------                                   ----------------------
CUSIP No. 29084Q100                  13D                  Page 11 of 18 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                     Trophy Hunters, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                              OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION         Florida

------------------------------------------------------------------------------
     Number of       7    SOLE VOTING POWER                 -0-
      Shares

                   -----------------------------------------------------------
   Beneficially      8    SHARED VOTING POWER               350,822
     Owned by

                   -----------------------------------------------------------
  Each Reporting     9    SOLE DISPOSITIVE POWER            -0-

                   -----------------------------------------------------------
   Person With       10   SHARED DISPOSITIVE POWER          350,822

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      350,822
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                              CO

------------------------------------------------------------------------------

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 12 of 18 Pages
--------------------------                            --------------------------

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 1998 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), Steven A. Van Dyke ("Van Dyke"), and Douglas Teitelbaum ("Teitelbaum"), as amended by Amendment No. 1 thereto filed with the SEC on December 18, 1998, which added the following persons (herein referred to collectively with Bay Harbour, Tower, Van Dyke and Teiltelbaum as the "Reporting Persons"): Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Inc., Trophy Hunters, Inc., Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd., Amendment No. 2 thereto filed with the SEC on January 6, 1999, and Amendment No. 3 thereto filed with the SEC on June 1, 1999.

Item 2.  Identity and Background

Item 2 is hereby amended to change the third and fourth paragraphs to read as follows:

     Each of Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd. and Trophy Hunter Investments, Ltd. is a Florida limited partnership. Each of Bay Harbour Investments, Inc. and Trophy Hunters, Inc. is a Florida corporation. Bay Harbour Partners, Ltd. is a Bahamian corporation.

     The principal business of Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd. and Bay Harbour Partners, Ltd. is investing in securities. The principal business of Bay Harbour Investments, Inc. is serving as the general partner of Bay Harbour 90-1, Ltd. and Bay Harbour 98-1, Ltd. The principal business of Trophy Hunters, Inc. is serving as the general partner of Trophy Hunter Investments, Ltd.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following statement at the end of the existing Item 3:

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 13 of 18 Pages
--------------------------                            --------------------------

     On January 31, 2000, Bay Harbour purchased 5,000 shares of Emcor Common Stock for a purchase price of $87,813. The source of funds used by Bay Harbour to purchase such shares was Capital in investment accounts managed on a discretionary basis by Bay Harbour.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following statement at the end of existing Item 4:

     By letter dated February 25, 2000, Bay Harbour 90-1, Ltd. notified Emcor pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, of its intention to submit the following proposal (the "Proposal") for action at the Annual Meeting of Stockholders to be held in 2000 (the "Annual Meeting") and requested that the Company include the Proposal and the following supporting statement in the its proxy statement:

     Resolved that the following Article shall be added to the By-Laws of EMCOR Group, Inc. (the Company):

     The Board of Directors shall not enter into a Rights Agreement or other form of plan or agreement, generally known as a "poison pill," which has the purpose of discouraging the acquisition of large amounts of the Company's stock, or issue or distribute rights under any such plan or agreement unless such plan or agreement is first approved by the holders of a majority of the issued and outstanding shares of Common Stock. Promptly after the adoption of this Article the Company shall redeem any rights outstanding under any such plan or agreement. Notwithstanding anything to the contrary in these Bylaws, this Article shall not be amended, added to, rescinded or repealed by the Board of Directors except by the unanimous vote of the Directors present at a meeting, a quorum being present, with each Director not present at such meeting having received at least 72 hours advance written notice that such action will be proposed at such meeting.

                             SUPPORTING STATEMENT

     Bay Harbour 90-1, Ltd. (the "Proponent") and its affiliates, including Bay Harbour Management, L.C., are the largest stockholder of EMCOR Group, Inc. (the "Company"). Together they beneficially own 13.3 % of the outstanding shares.

     We believe that the Company's poison pill is harmful to the interests of shareholders and should be repealed for the following reasons:

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 14 of 18 Pages
--------------------------                            --------------------------

     . Despite the Company's excellent management, we believe that the market price of the Company's stock does not adequately reflect its long-term intrinsic value. In our opinion, the best way to maximize shareholder value will ultimately be to sell the Company to a strategic or financial buyer. We believe that the poison pill discourages prospective buyers from proposing such a transaction because of the risk that the Board of Directors will use the poison pill to block a transaction favored by shareholders.

     . The poison pill, which effectively bars anyone from owning more than 15% of the Common Stock, prevents the Proponent and other large stockholders from substantially increasing their investment in the Company. The Proponent believes that this barrier depresses the price of the Company's stock, because it keeps investors out of the market who are potentially the largest buyers of the Company's shares. The Proponent believes that it would not be harmful to other shareholders if the Proponent were to increase its ownership of the Company's shares, because the Proponent's long-term objective is not to acquire control of the Company, but to have the Company engage in a transaction that maximizes shareholder value.

     . If management has particular concerns about share accumulations, such as the preservation of net operating loss carryforwards, it should draft a poison pill that is focused on those concerns and submit it to a shareholder vote.

     The Reporting Persons presently intend to nominate Douglas P. Teitelbaum for election to the Board of Directors at the 2000 Annual Meeting.

Item 5.  Interest in Securities of the Issuer
Item 5 is hereby amended in its entirety to read as follows:

     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,421,967 (including 36,576 Shares issuable upon conversion of the Debentures), constituting 13.6 % of the outstanding shares of Emcor Common Stock. The Reporting Persons may be deemed to have direct beneficial ownership of shares of Emcor Common Stock as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                Approximate Percentage of
                                                                                                  Outstanding Shares of
                                      Number of Shares of Emcor   Aggregate Principal Amount       Emcor Common Stock
Name                                        Common Stock                 of Debentures             Beneficially Owned.
----------------------------------------------------------------------------------------------------------------------------
Bay Harbour 90-1, Ltd.                       338,691                  $450,000 (1)                         3.4%
----------------------------------------------------------------------------------------------------------------------------
Trophy Hunter Investments, Ltd.              350,822                                                       3.4%
----------------------------------------------------------------------------------------------------------------------------
Bay Harbour Partners, Ltd.                   356,600                  $500,000 (2)                         3.6%
----------------------------------------------------------------------------------------------------------------------------
Bay Harbour 98-1, Ltd.                        19,000                  $ 50,000 (3)                          .2%
----------------------------------------------------------------------------------------------------------------------------
Bay Harbour                                  289,678                                                       2.7%
----------------------------------------------------------------------------------------------------------------------------
Steve Van Dyke                                30,600 (4)                                                    .3%
----------------------------------------------------------------------------------------------------------------------------

______________

(1)  Convertible into 16,459 Shares based upon a conversion price of $27.34

(2) Convertible into 18,288 Shares based upon a conversion price of $27.34 per share.

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 15 of 18 Pages
--------------------------                            --------------------------

(3) Convertible into 1,829 Shares based upon a conversion price of $27.34 per share.

(4) Includes 26,900 Shares held in a joint account with Ann Van Dyke, not a Reporting Person.

     Tower, as the majority shareholder of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Securities as to which Bay Harbour possesses direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as directors, executive officers and shareholders of Tower, may be deemed to beneficially own the Securities which Tower may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Securities for all other purposes.

     Bay Harbour has direct beneficial ownership of the Securities held in certain accounts that it manages. Each of Messrs. Teitelbaum and Van Dyke, as executive officers and directors of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Securities which Bay Harbour beneficially owns. Each of Messrs. Teitelbaum and Van Dyke hereby disclaims beneficial ownership of such Securities for all other purposes.

     Bay Harbour Investments, Inc., as the general partner of Bay Harbour 90-1, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour 90-1 may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., Bay Harbour and Tower may be deemed to beneficially own Securities which Bay Harbour 90-1 may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

     Trophy Hunters, Inc., as the general partner of Trophy Hunter Investments, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Trophy Hunters Investments, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Trophy Hunters, Inc., Bay Harbour and Tower may be deemed to beneficially own Securities which Trophy Hunter Investments, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

          Bay Harbour, as the investment advisor of Bay Harbour Partners, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour Partners, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own Securities which Bay Harbour Partners, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

          Bay Harbour Investments, Inc., as the general partner of Bay Harbour 98-1, Ltd. may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour 98-1, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., may be deemed to beneficially own Securities which Bay Harbour 98-1, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 16 of 18 Pages
--------------------------                            --------------------------


     (b) Bay Harbour has the sole power to vote or direct the vote of 289,678 shares of Emcor Common Stock held in accounts and that it manages, and the sole power to dispose or direct the disposition of all such shares of Emcor Common Stock. Tower and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour the power to vote or to direct the vote and to dispose of or to direct the disposition of such shares of Emcor Common Stock.

     Van Dyke has the sole power to vote or direct the vote of 30,600 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such shares of Emcor Common Stock. Van Dyke's wife, Ann Van Dyke (not a Reporting Person) may be deemed to share with Van Dyke the power to vote or direct the vote and to dispose of or direct the disposition of 26,900 of such shares of Emcor Common Stock.

     Bay Harbour 90-1, Ltd. has the sole power to vote or direct the vote of 329,191 Shares and, after conversion of the Debentures, an additional 16,459 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Bay Harbour Investments, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour 90-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

     Bay Harbour 98-1, Ltd. has the sole power to vote or direct the vote of 18,000 Shares and, after conversion of the Debentures, an additional 1,829 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Bay Harbour Investments, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour 98-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

     Bay Harbour Partners, Ltd. has the sole power to vote or direct the vote of 356,600 Shares and, after conversion of the Debentures, an additional 18,288 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour Partners, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

     Trophy Hunter Investments, Ltd. has the sole power to vote or direct the vote of 350,822 Shares and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Trophy Hunters, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Trophy Hunter Investments, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

     (c) On January 31, 2000, a Bay Harbour managed account purchased on NASDAQ 5,000 shares of Emcor Common Stock at a price of $17.56 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities, except the dividends from, or proceeds from the sale of shares of Emcor Common Stock, and interest on or proceeds from the sale of Debentures in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor will be delivered into each such respective account or to such investment partnership, as the case may be. No such individual account, investment partnership or limited partner thereof has an interest in shares of Emcor Common Stock reported in this Schedule 13D representing more than five percent of the class of outstanding shares of Emcor Common Stock.

     (e)  Not applicable.

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 17 of 18 Pages
--------------------------                            --------------------------


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 29, 2000

                              BAY HARBOUR MANAGEMENT, L.C.


                              By: /s/ Steven A. Van Dyke
                                  ----------------------------
                                  Name:  Steven A. Van Dyke
                                  Title: President


                              TOWER INVESTMENT GROUP, INC.


                              By: /s/ Steven A. Van Dyke
                                  ----------------------------
                                  Name:  Steven A. Van Dyke
                                  Title: President


                              /s/ Steven A. Van Dyke
                              --------------------------------
                                  STEVEN A. VAN DYKE


                              /s/ Douglas P. Teitelbaum
                              --------------------------------
                                  DOUGLAS P. TEITELBAUM


                              BAY HARBOUR 90-1, LTD.


                              By: /s/ Steven A. Van Dyke
                                  ----------------------------
                                  Name:  Steven A. Van Dyke
                                  Title: Authorized Signatory


                              BAY HARBOUR 98-1, LTD.


                              By: /s/ Steven A. Van Dyke
                                  ----------------------------
                                  Name:  Steven A. Van Dyke

--------------------------                            --------------------------
  CUSIP No. 29084Q100                 13D                Page 18 of 18 Pages
--------------------------                            --------------------------

                                  Title: Authorized Signatory


                               TROPHY HUNTER INVESTMENTS, LTD.


                               By: /s/ Steven A. Van Dyke
                                   -----------------------------
                                   Name:  Steven A. Van Dyke
                                   Title: Authorized Signatory


                               BAY HARBOUR INVESTMENTS, INC.


                               By: /s/ Steven A. Van Dyke
                                   -----------------------------
                                   Name:  Steven A. Van Dyke
                                   Title: Authorized Signatory


                               TROPHY HUNTERS, INC.


                               By: /s/ Steven A. Van Dyke
                                   -----------------------------
                                   Name:  Steven A. Van Dyke
                                   Title: Authorized Signatory


                               BAY HARBOUR PARTNERS, LTD.


                               By: /s/ Steven A. Van Dyke
                                   -----------------------------
                                   Name:  Steven A. Van Dyke
                                   Title: Authorized Signatory